Mail Stop 3561

								November 18, 2005


Via U.S. Mail

Joseph Valenzano
President, Chief Executive Officer and Director
EP Global Communications, Inc.
c/o Exceptional Parent Magazine,
551 Main Street
Johnstown, Pennsylvania 15901

Re: 	EP Global Communications, Inc.
	Registration Statement on Form SB-2, filed on October 20,
2005
	File No. 333-129153

Dear Mr. Valenzano,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise throughout the document, as applicable, to explain why you are required to register 200% of the common shares issuable in connection with the callable secured convertible notes. We note that the securities purchase agreement calls for liquidated damages to be paid under certain circumstances in cash or in stock, at the option of the investor. Ensure that your revised disclosure clearly addresses whether any of the additional shares are being registered to cover shares that may be issued in the event liquidated damages are due. If so, ensure that you supplementally provide us with an analysis as to why you believe it is appropriate to register such shares given that the investors appear to have discretion with respect to receiving cash or stock and appear not to have been irrevocably bound to purchase these shares at the time the registration statement was filed. Refer to Interp. A.51 of the July 1997 CF Manual of Publicly Available Telephone Interpretations and refer, by analogy, to Interp. 3S of the
March 1999 Supplement.

About Us, page 1

2. Please expand your filing to provide a summary in order to provide context for the financial data included in this section, as well as the information that follows. For example, you include no description of your business up front, which makes it difficult for investors to understand the risk factors applicable to your business, or even what your plan of operation is. In this regard, we note that investors aren`t given a complete description of the business until page 11. Refer to Item 503 of Regulation S-B in preparing your summary, but ensure that in addition to a brief description of your business, your summary also briefly discusses your recent restatement, your history of net losses and the fact that your revenues have declined over the past year.

Risk Factors, page 1

3. We note that you recently restated your financial information. Please revise to include a risk factor discussing any risks posed by the restatement and ensure that you include a discussion regarding your controls and procedures. While we note from your Form 10-Q filed
November 17, 2005 that management believed the company`s controls and procedures were effective as of September 30, 2005, you should discuss whether, in light of the restatement, you continue to believe your controls are effective, and the basis for such belief.

Our charter provides for limited liability for our directors and officers, page 3

4. Please clarify your disclosure in this section. To the extent that your certificate of incorporation indemnifies individuals for the breach of fiduciary duty of care as a director, it is not clear how officers or stockholders are covered by that protection. Please identify the indemnficiations, if any, available to officer and stockholders.


Shares eligible for public sale... ability to raise capital, page
5

5. Please expand your disclosure to fully explain the risk presented to investors as additional shares of your common stock become eligible for sale in the future.

Market for Common Equity and Related Stockholder Matters, page 5

6. The escrow agreement between the company and Mr. Stevens does not appear to have been filed in the past. Please either file it as an exhibit to the registration statement or advise.

Management`s Discussion and Analysis or Plan of Operation, page 7

7. Please comprehensively revise both this section and your business section, as applicable, to provide better disclosure with respect to the different types of services you provide and whether they produce revenues or are promotional in nature. For example, do the events you describe here and in your business section, such as WCD, events at baseball games and military events, generate the "special projects income" to which you refer on page 9 or are they purely promotional?
Are your clinical publications sold or provided at no cost?
Revise to
clarify the nature of your products, services and business.

8. Revise to disclose the basis for your belief that your core services are all forecast to experience significant growth beginning in the fourth quarter of 2005.

Plan of Operation, page 7

9. In the last paragraph of this section, you describe your submission of an appropriations request to Congress. Please expand these disclosures to state how such funds, if received, will be accounted for in your financial statements.

Liquidity and Capital Resources, page 9

10. Please disclose here the identity of the private investment firm that received a commission in connection with this transaction.

11. Please expand your disclosure to provide a discussion of the material terms of your credit agreement with Provident Bank, including quantified disclosure of any material financial covenants.

12. Expand this section to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive. Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency. Additionally, indicate both here and in the prospectus summary whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus.

Results of Operations, page 9

13. Please substantially revise this section to clearly convey and address the trends in your business. Your disclosure should reflect yearly results and changes (both in the aggregate and relative to past
performance), and in each case, fully discuss the significance of such
results and changes.    Refer to Item 303 of Regulation S-B.
Additionally, this section should describe, in quantified terms, any agreements or arrangements that materially affect the company`s operations. For example, we note from page 18 that EBSCO is to provide you with royalties equal to 20% of the net revenue collected on products sold by them. Revise accordingly.

14. Please expand your disclosures to include a detailed description of how you used the net proceeds of $1,250,000 received to date and how you plan to use the remaining proceeds from the $3,720,000 of financing obtained on September 23, 2005. For example, please discuss whether proceeds will be used to pay down outstanding debts, such as the $140,000 owed to Mr. Giltner Stevens and how the 2,000,000 shares currently held in escrow as contingent security will be affected.

About Us, page 12

15. Please revise the first sentence of the second paragraph of this section to delete reference to your "tradition of excellence." In addition, please carefully review your filing to remove other unsubstantiable, marketing terms and phrases (for example, your reference on page 7 to your "heritage of providing `Information that matters from those who care`").

16. As a follow-up to the comment above, please provide support for your statement on page 13 that you are the "leading authority in the disabilities and special health care needs arena." Provide similar support for the last sentence of the second to last paragraph on page
17 regarding the EP symbol.

Legal Proceedings, page 19

17. Revise to provide quantified information regarding the damages sought by the plaintiffs in the first legal proceeding described in this section.

Principal Stockholders, page 26

18. We note that Mr. Ribotsky has voting and investment control over
New Millennium Partners, AJW Partners, AJW Offshore, and AJW
Qualified
Partners. Please tell us why Mr. Robitsky is not listed in your beneficial ownership table.

Selling Stockholders, page 28

19. We note your disclosure in the last sentence of the first paragraph of this section. Please explain why you believe it is appropriate that the beneficial ownership table has not been prepared in accordance with Rule 13d-3. While we note that the investors in the September 23, 2005 financing are limited to holding 4.99% of your outstanding common stock, your disclosure should still be prepared in accordance with Rule 13d-3. In this regard, you should provide beneficial ownership information with respect to shares that may be acquired by the investors within 60 days.

20. While we note the disclosure you have provided in this section, please expand to provide a clearer description of the September 23,
2005 transaction and all of its material terms. For example, while you have provided a timeline for the issuance of all of the convertible notes, you have not indicated the amount and timing of issuances with respect to the warrants. This disclosure should be included in your next amendment and should be current. In this regard, we note that the investors were required to purchase the second tranche of securities after you filed the registration statement. Additionally, you indicate on page 26 that you are required to purchase $3,000,000 of additional key man life insurance for Mr. Valenzano, but have not provided corresponding disclosure in this section. Ensure that your next amendment provides a selling stockholders section that is revised to provide all material terms of the September 23, 2005 financing and is updated to reflect events that have occurred since the initial filing of the registration statement.

Plan of Distribution, page 31

21. Please confirm that both the company and the selling stockholders are aware of and will comply with Interp. A.65 of our July 1997 CF Manual of Publicly Available Telephone Interpretations.

Certain Relationships and Related Transactions, page 32

22. Please confirm that all material agreements related to your loan and share exchange agreement have previously been filed.

Description of Securities, page 32

23. We note that you are currently authorized to issue only
60,000,000
shares. We also note that you are required under Section 4(n) of the
Securities Purchase Agreement to file a proxy or information statement with the SEC no later than October 21, 2005 increasing the number of authorized shares to 500,000,000 and thereby covering the shares issuable upon conversion. As of the date of this letter, you have not filed a proxy or information statement. Please revise here and in your selling stockholders section to discuss the status of your plans to file a proxy or information statement and disclose whether your failure to do so by October 21, 2005 has had an impact on either your business or the financing transaction. For example, do you now owe the investors liquidated damages and has the delay affected the obligation of the investors to purchase the second and third tranches of securities?

Financial Statements

Short Term Debt, page 48

24. Please revise your footnote to comply with Rule 12b-12(c) of the
Exchange Act.

25. We note your disclosure states that you secured a $140,000 note payable with 2,000,000 shares of the company`s common stock.
However,
according to note 5, these shares serve only as contingent security and are held in escrow. Therefore, please revise note 4 to clarify the treatment of these shares and to ensure consistent disclosure.

Other

26. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X. Further, please ensure that your updated financial statements clearly address the accounting treatment for the issuance of $3,720,000 convertible debt and the corresponding detachable warrants. See SFAS 150 for guidance.

27. Please provide a currently dated signed consent from the independent public accountant in the amendment.

Exhibits

28. Your opinion states that the shares to be sold by the selling shareholders are duly authorized, legally issued, fully paid and non-assessable. However, you are not currently authorized to issue more than 60,000,000 shares of common stock. Please explain.

29. It appears that you entered into a registration rights agreement in connection with the September 23rd financing. Please file this agreement as an exhibit to your next amendment and confirm that you have filed all other material agreements related to the September
23rd
financing.



* * * * *


      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3454 with any other questions.



      Sincerely,



      Sara D. Kalin
      Branch Chief-Legal

Mr. Joseph Valenzano
EP Global Communications, Inc.
November 18, 2005
Page 1